SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

TWIN MINING CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

90169P

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

CUSIP No. 90169P	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB SPECIAL SITUATIONS LP
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 14,000,000*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 14,000,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
14,000,000*
* Consisting of 3,500,000 common shares issued on October 14, 2004 pursuant to that certain Subscription Agreement dated October 14, 2004 (the "Subscription Agreement"), and 3,500,000 additional common shares issuable on or about November 1, 2004 under the terms of the Subscription Agreement and 7,000,000 issuable pursuant to common share purchase warrants for a period of 24 months from the date of issuance on October 14, 2004 (3,500,000 warrants) and on or about November 1, 2004 (3,500,000 warrants)

10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Approximately 10.0457%, based on 139,363,542 shares listed as issued and outstanding as of January 2005 on Issuer's website. The percentage calculation also takes into account the 7,000,000 warrants issued to the reporting person.

12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 90169P	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Twin Mining Corporation ("Twin Mining")
Item 1 (b)	Address of Issuer's Principal Executive Offices:
155 University Avenue, Toronto, Ontario, M5H 3B7
Item 2 (a)	Name of Person Filing:
RAB Special Situations LP
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations LP c/o RAB Capital No. 1 Adam Street London W2CN 6LE United Kingdom
Item 2 (c)	Citizenship:
Delaware Limited Partnership
Item 2 (d)	Title of Class of Securities: Common Stock
Item 2 (e)	CUSIP Number:
90169P

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
(a)	Amount beneficially owned:
See Item 9 on the cover page.
(b)	Percent of Class:
See Item 11 on the cover page.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item (a) above)
(ii)	Shared power to vote or direct the vote: 0

CUSIP No. 90169P	13G	Page 4 of 5 Pages

(iii)	Sole power to dispose or to direct the disposition of: See item (a) above.
(iv)	Sole power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
Not applicable

CUSIP No. 90169P	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAB Special Situations LP /s/ William Philip Richards William Philip Richards, Director February 11, 2005